Exhibit 1.01

Tech Data Corporation
Conflict Minerals Report
For the Year Ended December 31, 2014

This is the Conflict Minerals Report of Tech Data Corporation, a Florida corporation (together with its consolidated subsidiaries, “Tech Data”) for calendar year 2014, prepared in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934. The Rule imposes certain reporting obligations on SEC registrants that manufacture, or contract to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. These minerals consist of columbite-tantalite (coltan), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold (collectively, “3TG”).

1.     Company and Product Overview

Tech Data is one of the world’s largest wholesale distributors of technology products. Tech Data distributes products from the world’s leading technology vendors, and also provides its customers with advanced logistics capabilities and value-added services. Tech Data’s core distribution business involves the purchase of products manufactured by others and the sale of those products to its customers, including approximately 115,000 value-added resellers, direct marketers, retailers and corporate resellers. Tech Data’s business typically does not involve manufacturing or contracting to manufacture products; however, Tech Data conducted an internal review to confirm whether it engaged in activities that fall within the scope of the Rule. Based on this review, Tech Data identified one activity that may fall within the scope of the Rule: the assembly for resale of components such as cases, processors, motherboards, hard drives, memory cards and similar components (the “Components”) into a personal computer (a “PC,” or “Product”). Based on Tech Data’s worldwide net sales for the fiscal year ended January 31, 2015, net sales attributable to this activity were less than 0.01%.
The Components used in the assembly were manufactured by third parties, including many leading worldwide electronics and component manufacturers. Tech Data does not itself manufacture any of the Components and does not directly purchase ore or unrefined 3TG, nor does it have direct relationships with any smelters or refiners. Therefore, Tech Data relies on its direct suppliers to provide information on the origin of any 3TG contained in the Components they supply to Tech Data, including the source of any 3TG that they obtain from lower tier suppliers and smelters or refiners. This Report covers Products assembled from January 1 through December 31, 2014.

2.     Summary of Findings

After identifying PC assembly as being potentially within the scope of the Rule, Tech Data conducted a good faith reasonable country of origin inquiry (“RCOI”) with respect to the Components, which it believes was reasonably designed to determine whether any of the necessary 3TG that may be contained in the Products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or were from recycled or scrap sources.

As a result of its RCOI, Tech Data has determined that it has insufficient information to allow it to conclude that either (i) it has no reason to believe that any of its necessary 3TG originated in the Covered Countries or (ii) it reasonably believes its necessary 3TG came from recycled or scrap sources. Tech Data therefore conducted further due diligence on the source and chain of custody of the necessary 3TG that may be contained in the Products.

Following the exercise of its due diligence with suppliers, Tech Data is unable to determine the country of origin, smelter or refiner, or mine of origin of any 3TG contained in the Products.

3.     Due Diligence Process

Tech Data’s due diligence measures were designed to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related Supplements (“OECD Guidance”). The OECD Guidance is an internationally recognized due diligence framework consisting of a multi-step, risk-based process.

Tech Data has adopted a Conflict Minerals Policy. Tech Data’s supply chain due diligence with respect to the Rule and 3TG is managed by its legal and corporate accounting departments.

Tech Data has implemented a process to survey its Component suppliers (the “Surveyed Suppliers”), with the objective of providing transparency over the supply chain and enabling identification of upstream participants such as smelters or refiners, together with related controls. It conducted this survey using the Conflict Minerals Reporting Template (the “Template”) developed by the Electronics Industry Citizenship Coalition (“EICC”) and the Global eSustainability Initiative (“GeSI”). The Template was designed to facilitate a supplier’s disclosure of information regarding 3TG contained in the supplier’s products, including the country of origin and the name and location of the smelters or refiners that process the 3TG. As part of this process, Tech Data sought to engage with its suppliers regarding the Template but, as in 2013, some Surveyed Suppliers did not respond and some responses were unclear. Tech Data took additional steps to follow up with Surveyed Suppliers, but it did not receive complete responses from all Surveyed Suppliers.

Tech Data reviewed the completed Templates for any incomplete or inconsistent information and checked the smelters or refiners identified by the Surveyed Suppliers against the lists published by the Conflict Free Sourcing Initiative (“CFSI”) of “Compliant” and “Active” smelters or refiners. As defined by CFSI, “Compliant” smelters or refiners are those smelters or refiners that have undergone a third party audit, have systems in place to assure sourcing of only DRC conflict free materials, and are therefore identified as compliant with CFSI’s Conflict-Free Smelter Program (“CFSI Conflict-Free”). “Active” smelters or refiners are those that have agreed in writing to produce information and are actively progressing towards a third party audit.

A number of Surveyed Suppliers reported that their products contain 3TG that are necessary to the production and functionality of the products. Many of them were unable to determine the origin of some or all of that 3TG. Several Surveyed Suppliers reported that necessary 3TG contained in their products was sourced from the Covered Countries. The Surveyed Suppliers identified a total of approximately 410 smelters or refiners. Of these, approximately 38% were designated as CFSI Conflict-Free (as of May 22, 2015). The remainder were located in South Africa, Asia, Europe, North America and South America; none were located in the Covered Countries.

However, the Surveyed Suppliers that completed the Template and reported using 3TG responded at a company level (which the Template permits), rather than at a product level, or in one case, were otherwise unable to identify particular smelters or refiners for particular products. No Surveyed Supplier identified the specific country of origin for, or the specific smelter or refiner that processed, 3TG contained in a particular Component. Therefore, for Products manufactured in 2014, Tech Data is unable to trace the chain of custody of 3TG contained in the Products to particular Components and further up the supply chain to a specific smelter or refiner or, in turn, to the mine of origin.

Tech Data does not have direct relationships with smelters or refiners and does not perform or specify audits of those entities upstream in its supply chain. Tech Data relies on information from its direct suppliers for information about the mines or other locations of origin of 3TG in its products.

The results of Tech Data’s supply chain due diligence are set forth in this Report, which is also published on Tech Data’s website at http://tecd.client.shareholder.com/governance.cfm. In accordance with the Rule, this Report has not been audited.